Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management’s Discussion & Analysis

For the three-month and six-month periods ended February 28, 2026

1.1 Date April 14, 2026

Introduction

The following management’s discussion and analysis (“MD&A”), prepared for the three-month and six-month periods ended February 28, 2026, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the “Company”), and should be read in conjunction with the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026 and the audited consolidated financial statements for the years ended August 31, 2025 and 2024 and the notes thereto. Amounts are reported in U.S. dollars based upon the interim condensed consolidated financial statements prepared in accordance with IAS 34, Interim Financial Reporting, and the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations concerning future revenues, profitability, liquidity, the integration of NVG, the commercialization of the E-Motion™ Electric Powertrain System, the impact of the Axopar distribution agreement termination, the Company’s ability to replace lost revenue streams, and the Company’s ability to remediate the material weakness in internal controls. Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the Company’s ability to continue as a going concern; the Company’s ability to obtain additional financing; the impact of the loss of the Axopar distribution agreement; the Company’s ability to maintain compliance with Nasdaq listing requirements; the Company’s ability to maintain compliance with floor plan financing covenants; changes in trade policies and tariffs; the impact of legal proceedings; the Company’s ability to successfully integrate acquired businesses; general economic conditions affecting the recreational boating industry; and other risks and uncertainties described in the risk factors section of this MD&A. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have seven years of audited financial statements.

Additionally, we recently acquired Nautical Ventures Group Inc. (“NVG”) and its subsidiaries, a business whose assets and revenues account for the vast majority of our assets and revenues as of February 28, 2026. You have less available public information regarding NVG than for our Company. Audited financial statements for NVG have only been publicly filed as of, and for the years ended December 31, 2024 and 2023 and unaudited financial statements as of, and for the three months ended, March 31, 2025.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $6,177,473 for the six-month period ended February 28, 2026 as compared to a net loss of $3,720,035 for the same period last year. Our net loss for the current period includes a net loss of $3,409,129 attributable to the operations of NVG. As such, those operations in future periods may increase our net loss. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

To carry out our proposed business plan, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. We require substantial access to capital for operations. For example, of the $49.1 million in total liabilities as of February 28, 2026, $18.2 million consisted of notes payable related to floor plan financing for the purchase of inventory. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans and floor financing plans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. During the year ended August 31, 2025, we issued 74,659 common shares and 36,751 pre-funded warrants through various financings for net proceeds of $25,103,817. During the six-month period ended February 28, 2026, we issued 686,187 common shares and 318,750 pre-funded warrants for net proceeds of $9,259,809, and we anticipate additional financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities or floor plan financings could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Expected benefits from business acquisitions may not materialize due to integration challenges

On June 20, 2025, we acquired 100% of the equity of NVG, a Florida-based recreational boat dealership, marina, and service provider. The success of a business acquisition depends on the integration of the acquired business through such tasks as the realization of synergies, elimination of cost duplication, information systems integration, and establishment of controls and procedures. The inability to adequately integrate an acquired business in a timely manner might result in lost business opportunities, higher than expected integration costs and departures of key personnel, all of which could have a negative impact on potential future earnings.

Demand in the boat industry is highly volatile.

Fluctuations in demand for recreational boats, parts and accessories may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Recreational boats and related items are non-essential items, and demand for them depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational boats decrease during economic downturns. We have fewer financial resources than more established boat retailers and manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales and rentals in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales and rentals of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, uncomfortable weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales and rentals were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales and rentals in the future as we continue to expand our businesses.

Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales and rentals may be affected to a greater degree than we have previously experienced.

Interest rate increases could adversely affect sales.

Many of the purchasers of boats sold by NVG finance those purchases through loans. If interest rates rise, the cost of boat purchases for consumers relying on a financing plan will also rise. Changes by the U.S. Federal Reserve to raise its benchmark interest rate would likely significantly increase higher long-term interest rates, which could negatively impact, our customers’ willingness or desire to take out loans to purchase our products.

Inflation could adversely affect our financial results.

The market prices of certain materials and components used by us and our suppliers in manufacturing our products can be volatile. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, may have an adverse impact on the business, financial condition, and results of operations of us or our suppliers, and our suppliers may in turn pass such increases along to us by raising the cost of our inventories. In addition, new boat buyers often finance their purchases. Inflation, along with a rise in interest rates, could translate into an increased cost of boat ownership. If inflation continues to occur and if the Federal Reserve fails to cut interest rates further or raises interest rates again, prospective consumers may choose to forego or delay their purchases or buy a less expensive boat in the event credit is not available to finance their boat purchases.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon (our Chief Executive Officer), Daniel Rathe (our Chief Technical Officer), Raffi Sossoyan (our Chief Financial Officer), Roger Moore (our Chief Revenue Officer) and Maxime Poudrier (our Chief Operating Officer). A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous regulations, including environmental, health and safety laws, and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous regulations including those related to environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the marketing, selling, financing and servicing of boats as well as the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our boats or powertrains cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products or the products that we sell actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products and the products that we sell involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our electric boats and powertrains contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Likewise, the internal combustion engines in several of the boats we sell operate on highly flammable fuel. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for the boats we sell but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the boats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products, components in our products or products that we sell are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

We face potential liability from workplace accidents.

We are engaged in a business that exposes us to claims of workplace liability as our employees are exposed to moving mechanical parts, chemicals used in manufacturing, heavy equipment and combustible fuels, among other conditions that could lead to personal injury. For example. we face legal uncertainty in connection with an October 2024 fire that started at our marina while employees were servicing a boat. This fire injured five employees, one fatally. In connection with this accident, (i) the estate of the deceased employee began legal proceedings against us (we filed a motion to dismiss the initial claim, which was granted), (ii) we have been named as a defendant in a suit seeking recovery for damages and lost income from the owner of a trailer damaged in the accident; and (iii) we are negotiating with the Occupational Safety and Health Administration for the settlement of claims concerning alleged workplace safety violations. Any damages that we are ordered to pay as a result of these claims or any other claims that may arise from our workplace environment (or that we opt to pay in a settlement) could materially affect our results of operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns and tariff uncertainty, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and
●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics.

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Any such pandemic may adversely affect our ability to produce goods or purchase goods from third parties as well as consumer demand for such goods.

We are vulnerable to supply chain risks.

We rely upon efficient and predictable supply chains for both the development of our e-Motion powertrain as well as the delivery of boats, parts and accessories from third-party manufacturers. Delays in supply chains could adversely impact our production as well as the delivery of inventory for sale, which in turn could adversely affect our revenues. Such supply chain disruptions could be rapid and unexpected and could arise from wars and other geopolitical conflicts, tariff disputes, future pandemics, natural disasters and other unforeseen events that could prevent the timely production of raw materials and goods that we or our manufacturers need and/or the timely delivery of such raw materials and goods.

In addition, the Company currently relies on a limited number of specialized suppliers for key components, including battery systems used in its electric propulsion solutions. The Company is presently involved in a dispute with one such supplier relating primarily to delivery timing and certain contractual matters. While the supplier continues to produce and deliver products under existing arrangements, there can be no assurance that such deliveries will continue in accordance with expected timelines or that the dispute will be resolved on terms favorable to the Company. Any further delays, disruptions, or deterioration in the relationship with this supplier could adversely affect the Company’s ability to meet production schedules, fulfill customer orders, or deploy inventory, which in turn could have a material adverse effect on the Company’s business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations.

The Company’s presentation currency is the U.S. dollar, while the functional currency of the parent company remains the Canadian dollar. Our operations are conducted in both the United States and Canada. However, the majority of our revenues for the six-month period ended February 28, 2026 were generated in the United States, and substantially all of our outstanding debt obligations are denominated in U.S. dollars. As a result, we are exposed to both currency translation risk and currency transaction risk.

Because our presentation currency is the U.S. dollar, the financial results and position of entities with a Canadian-dollar functional currency must be translated into U.S. dollars for reporting purposes. Fluctuations in the CAD–USD exchange rate may therefore cause significant volatility in our reported assets, liabilities, revenues, expenses, and accumulated other comprehensive income, even when underlying local currency results have not changed. During six-month period ended February 28, 2026, the monthly average exchange rate published by the Bank of Canada ranged from a high of C$1.4055 per US$1.00 to a low of C$1.3651 per US$1.00, reflecting continued volatility.

We are also exposed to transaction-level foreign exchange risk, as many of our costs, debt obligations, and operating expenditures are denominated in U.S. dollars, while the parent company’s functional currency is the Canadian dollar. Consequently, a strengthening of the U.S. dollar relative to the Canadian dollar increases the CAD-equivalent cost of our U.S. dollar–denominated expenses, debt service, and working capital requirements. Conversely, a weakening of the U.S. dollar reduces these CAD-equivalent amounts but may negatively affect the translated value of Canadian-dollar assets or results when presented in U.S. dollars.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025. We are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations depend upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurance that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements, Nasdaq may choose to delist our securities from its exchange or may subject us to additional restrictions, which may adversely affect the liquidity and trading price of our securities.

Our securities are currently listed on Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”). Nasdaq sets out certain standards that companies quoted on the Nasdaq Capital Market must continue to meet to remain on the Nasdaq Capital Market. In the past, we have received notices from Nasdaq that we failed to comply with some of those standards including that the closing bid price of our common shares no longer complied with the minimum bid price requirement of $1.00 per share (the “Minimum Bid Price Requirement”).

Although we took steps to regain compliance with the Minimum Bid Requirement by enacting four reverse stock splits that had the practical effect of a 1:54,000 reverse stock split and satisfied a Nasdaq Hearing Panel of the same, Nasdaq imposed a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that we maintain long-term compliance with all of the Nasdaq’s continued listing requirements. Should we fail to maintain compliance with any continued listing requirement, Nasdaq may notify us if such non-compliance and promptly schedule a new hearing with the Nasdaq Hearing Panel. If we violate Nasdaq’s continued listing requirement, we could be delisted. A delisting would likely have a negative effect on the liquidity and market price of our common shares and may impair your ability to sell or purchase our common shares when you wish to do so. In addition, if we have to enact a fifth reverse stock split to maintain compliance in the future, we may not be able to do so as the Nasdaq may object to such a fifth reverse stock split or we may not have sufficient room for a reverse stock split given other listing requirements such as the minimum number of common shares required to be in circulation and held by the public. Even if we enacted a fifth reverse stock split, the public markets could view any such future reverse stock split negatively, and the per share price of our common shares could be adversely affected.

If Nasdaq delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common shares are a “penny stock”, which will require brokers trading in such common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We will cease to qualify as a foreign private issuer, which will increase our regulatory burden and compliance costs.

The determination of foreign private issuer (“FPI”) status is made annually as of the last business day of an issuer’s most recently completed second fiscal quarter. Based on our assessment as of February 28, 2026, we no longer meet the criteria to qualify as an FPI. Accordingly, we will cease to be an FPI beginning September 1, 2026, the first day of our next fiscal year. As a result, we will be required to comply with the reporting and regulatory requirements applicable to U.S. domestic issuers under U.S. securities laws, which are more extensive and detailed than those applicable to foreign private issuers. Among other things, we will be required to file periodic reports on Forms 10-K, 10-Q and 8-K, comply with U.S. proxy rules, and be subject to Section 16 reporting and other insider reporting requirements. We will also no longer be eligible for certain exemptions available to foreign private issuers, including exemptions from certain corporate governance requirements of the Nasdaq Capital Market and from rules relating to proxy solicitation. In addition, we will be required to prepare our financial statements in accordance with U.S. GAAP, unless we are otherwise permitted to continue reporting under IFRS as issued by the IASB under applicable SEC rules. Any transition in our basis of accounting would require significant modifications to our financial reporting processes, systems and internal controls and would involve substantial time and expense.

Compliance with these additional requirements is expected to result in increased legal, accounting and administrative costs and may place additional demands on our management and internal resources.

Risks Related to NVG

In June 2025, we expanded our business through the acquisition of NVG, a business that consists of nine dealerships that sell boats, boat parts and accessories. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our success will depend, in part, upon our continued access to financing for inventory.

Our dealership business requires a large inventory to satisfy potential customers with different tastes and price points. We require adequate financing to purchase such inventory. This financing is generally in the form of floor plan financing provided by banks or other lending institutions or from manufacturers of boats and other items that we sell. Of the $49.1 million in total liabilities as of February 28, 2026, $18.2 million consisted of notes payable related to floor plan financing. Access to floor plan financing generally facilitates our ability to increase our inventory. The availability and terms of floor plan financing depends upon:

●	our ability to access certain capital markets and to fund operations in a cost-effective manner;
●	the performance of our overall credit portfolios;
●	the willingness of manufacturers to accept the risks associated with lending to us; and
●	our overall creditworthiness.

If floor plan financing were not available to us, our sales and our working capital levels could be adversely affected as we would likely have less models available for sale in our inventory and would likely make less sales.

Our business model entails carrying substantial amounts of debt.

Our subsidiary, NVG, is highly leveraged. The model for NVG’ dealership business entails incurring a substantial amount of debt for both the purchase of inventory through floor plan financing (for example, as of February 28, 2026, NVG had $18.2 million of notes payable related to floor plan financing) and various long-term debt with principal amounts outstanding of approximately $1.7 million as at February 28, 2026. Failure to properly service this debt could cause us to sell assets at less than their market value, refinance these debts on unfavorable terms or issue debt and/or equity securities on unfavorable terms. If we were to default on any of this debt, we could incur severe penalties, be prevented from incurring any additional debt, default on unrelated debt, have repayment of outstanding debt accelerated and/or lose any assets (such as inventory or real property) secured by such debt or by court order. Although NVG has entered into forbearance agreements with its floor plan lenders, such agreements only provide short-term relief from enforcement actions and the protection they offer is limited to the duration of the forbearance period. Once the forbearance period expires, we could be subject to the enforcement actions described above if were to default on any of the floor plan loan arrangements.

Our success depends to a significant extent on the well-being, as well as the continued popularity and reputation for quality of the boating products of our manufacturers. The failure to obtain a high quality and desirable mix of competitively priced products that our customers demand could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, expansion of manufacturing footprint, supply chain and third-party suppliers, marketplace acceptance, marketing capabilities, ability to secure adequate access to capital, and financial condition of our manufacturers could have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers resulting from economic, financial, supply chain, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

Any interruption or discontinuance of the operations of the manufacturers that we purchase from could cause us to experience shortfalls, disruptions or delays with respect to needed inventory. Alternate sources to any manufacturer experiencing such difficulties may not be available at the time of any interruption, and alternative products may not be available at comparable quality and price.

We have recently relied on one manufacturer for a substantial portion of our sales

NVG relied on one manufacturer for a substantial portion of its revenues. In the six-month period ended February 28, 2026, the sale of boats from Axopar represented approximately 37% of our consolidated revenues. On January 8, 2026, our agreement for the procurement of new Axopar boats was terminated. Although we have some Axopar boats in stock and will receive those Axopar boats that we ordered prior to January 8, 2026, we will not receive any other additional Axopar boats from which we can generate future revenue. Although we have taken steps to find suitable replacements for these Axopar boats and will continue to do so, these efforts may not be enough to ensure that revenue from the sale of such replacements exceeds or meets historical revenue generated from the sale of Axopar boats.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales.

We compete primarily with boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. Marine retail activity could be adversely affected in markets that do not have sufficient marine and storage availability to satisfy demand.

Timing of sales and failure to adequately anticipate consumer preference and demand may have an adverse impact on our business.

Forecasting optimal inventory levels is difficult to predict based on, among other things, changes in economic conditions, consumer preferences, delivery of new models from manufacturers, and timing of sales. Failure to adequately anticipate consumer demand and preferences could negatively impact our inventory management strategies, inventory carrying costs, and our operating margins.

Our sales volume and profit margin on each sale may be materially and adversely affected if manufacturers discontinue or change their incentive programs.

We depend on manufacturers of boats, parts and accessories for certain sales incentives, warranties and other programs that are intended to promote and support new sales. Manufacturers routinely modify their incentive programs in response to changing market conditions. Some of the key incentive programs include:

●	customer rebates or below market financing on new boats;

●	dealer incentives on new boats; and
●	warranties on new and used boats.

A reduction or discontinuation of a manufacturer’s incentive programs may materially and adversely affect our profitability.

We depend on manufacturers to supply us with sufficient numbers of popular and profitable new models.

Manufacturers typically allocate their boats among dealerships based on the sales history of each dealership. Supplies of popular new boats may be limited by the applicable manufacturer’s production capabilities. Popular new boats that are in limited supply typically produce the highest profit margins. We depend on manufacturers to provide us with a desirable mix of popular new boats. Our operating results may be materially adversely affected if we do not obtain a sufficient supply of these boats.

We envision generating significant revenue from the sale of parts and accessories and the provision of services to customers related to boats but will be less likely to do so if we do not sell boats to those customers.

We believe that we can generate a substantial portion of our revenues from our NVG locations from the provision of maintenance required to keep a boat operational, safe, and efficient, integration of electronic, mechanical, and software components onto a boat, providing financing services, and selling warranties, parts and accessories. Although we will try to sell these services and products to anyone needing them, it will be easier to sell such services and products to persons who have already purchased a boat from us and as a result have a re-existing relationship. Consequently, any decrease in the number of boats that we are able to sell will likely result in a decrease in the sale of these related services.

We have the option to acquire additional properties, and if the contingent conditions to do so do not occur, we may be prevented from acquiring such properties.

We entered into an Equity Purchase Agreement in June 2025 to acquire NVG and its subsidiaries. Initially, we had intended to acquire six pieces of real property that NVG owned and from which it operated its business in the transaction, but instead we acquired the option to purchase these properties. This option allows us to acquire the equity of the entities holding the properties or approve a sale of the properties and receive the net proceeds on such sale after selling costs and reimbursement of the respective mortgages. We negotiated for the acquisition of the option to purchase those properties instead of purchasing them outright because the mortgage lender on those properties refused to extend the existing mortgages on those properties beyond the closing of the transaction because the ultimate shareholder of NVG would be a non-U.S. entity post-closing. Of the six properties that we initially had an option to purchase, two were sold in October 2025, and we received approximately $3.8 million in net proceeds on the sales. Therefore, we now have the option to purchase four properties if we are able to obtain an alternative source of financing. If we are unable to obtain such financing, we might never exercise our option to acquire these properties. If that were to occur, instead of owning the land on which we conduct our operations, we would lease it and be subject to the risks involved in being a lessee.

We have significant relationships with various third-party warranty insurers and administrators. These third-parties are the obligor of service warranty policies sold to our customers. Additionally, we have agreements in place that allow for future income based on the claims experience on policies sold to our customers.

We sell service warranty policies to our customers issued by various third-party obligors. We receive additional fee income if actual claims are less than the amounts reserved for anticipated claims and the costs of administration and administrator profit.

A decline in the financial health of any third-party insurer could jeopardize the claims reserves held by the administrator and prevent us from collecting the experience payments anticipated to be earned in future years. While the amount we receive varies annually, the loss of this income could negatively impact our business, results of operations, financial condition and cash flows. Further, the inability of an insurer to honor service warranty claims would likely result in reputational risk to us and might result in claims to cover any default by the insurer.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

In our fiscal year ended August 31, 2025, approximately 98% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. The current U.S. administration has recently implemented tariffs on various countries and products to levels not seen in over 50 years and has imposed and threatened to impose new tariffs on goods manufactured in Canada (like our boats and proposed mass manufacturing of our powertrains). There is uncertainty as to whether the tariffs imposed by the current U.S. administration are permanent, will be increased as a result of retaliatory measures or will be increased unilaterally. Such policy changes and the uncertainty surrounding them may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations. Specifically, such tariffs could increase the cost of our products to U.S. consumers and increase the cost of our rental boat operations in the United States.

Additionally, approximately 54% of the boats sold by NVG in our 2025 fiscal year were manufactured by Axopar. Axopar manufactures the majority of its boats in Poland. If the current U.S. administration were to impose new tariffs on goods manufactured in Poland (as is currently proposed), the cost to us of these boats could significantly increase. This could have a material adverse affect on our expenses as well as the price at which we sell such boats and the number of such boats sold.

We are vulnerable to geographic risk.

In June 2025, we acquired a network of dealerships through our acquisition of NVG. Of our approximately $30.2 million in revenue for the six-month period ended February 28, 2026, approximately $29.6 million was generated by NVG. All of NVG physical locations are located in the State of Florida. If Florida were to suffer natural disasters, such as hurricanes, tropical storms, fire or floods, if Florida were otherwise exposed to a regional downturn in its economic condition, or if our competitors in Florida became more successful, our sales and revenues could be materially reduced. Unless we expand our network of dealerships outside of Florida, our geographic risk is concentrated in a regional area instead of being spread nationally or even globally.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers’ purchases is critical to our success. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Risks Related to our Electric Operations

Prior to June 2025, we exclusively focused our operations on the development and manufacture of our proprietary e-Motion Powertrain, the manufacture of a limited number of electric boats and the rental of electric boats. Although we have expanded our business through the acquisition of NVG, we intend to continuing pursuing these operations, especially those related to our e-Motion Powertrain. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent a significant portion of our revenue in our coming accounting periods. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Even if we do develop such relationships with OEMs, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline, and we may not meet our new timelines. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric powerboats;
●	the environmental consciousness of consumers;
●	the availability of tax and other governmental incentives to manufacture electric powerboats; and
●	increased costs related to tariffs and possible inflation.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Likewise, we purchase parts for the assembly of our powertrains rather than manufacture the individual components. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers may experience delays in delivering parts and components for our products. If we experience delays in receiving our supplies from these third-parties, if they significantly increase the cost of these components or if they cease offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. If the current U.S. administration implements its threatened significant tariffs on all or select imports from Canada, OEMs located in the United States might not find the post-tariff cost of our powertrains produced at this facility to be sufficiently competitive. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities, we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year in-house). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet our production and development goals, we may need to change our business plans for our E-Motion powertrains or the timeline in which we expect to carry them out.

Our ability to carry out our business plans for the commercialization of our powertrains depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses and could jeopardize the viability of our E-Motion powertrains.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We may need to expend time and money on determining whether our products contain conflict minerals. To date, we have not conducted such an analysis. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

Our intellectual property is not fully protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

While we have filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not yet fully protected our intellectual property rights, particularly for our E-Motion™ powertrain system, through patents or formal copyright or trademark registration. We have currently filed 15 patent applications with the U.S. Patent and Trademark Office with respect to our E-Motion™ powertrain system of which 2 have been accepted and approved. We intend to file another 9 patent applications related to this system over the next twelve months. All filed patent applications are currently pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we fully protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

We have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ powertrain system; to date, we have filed 15 patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, limited trademarks or registered copyrights. We have yet to apply for protection for at least twelve components of intellectual property for which we intend to file patent applications, and we operate under the names “Nautical Ventures Group” and “Aquazone” without trademark protection. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
●	establish and maintain alternative branding for our products and services; or
●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

1.2      Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and until June 2025, its principal activity was the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of NVG, a Florida‑based recreational boat retailer and service company. The acquisition significantly expands the Company’s U.S. operations and distribution capabilities.

The head office and principal address of the Company are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar/searchedgar/companysearch. The information contained on SEDAR is for your reference and is not incorporated by reference into any filings we have made with the SEC, including our registration statement on Form F-3 (no. 333-291917), our registration statement on Form F-3 (no. 333-284423), our registration statement on Form F-3 (no. 333-274882) and any prospectus supplements thereunder.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the six-month period ended February 28, 2026:

On September 15, 2025, the Company announced a strategic partnership with Hydrofin, a U.S. company specializing in patented hydrofoil systems for pontoons. Through its NVG dealership network, the Company will integrate Hydrofin’s hydrofoil technology into its pontoon lineup. Hydrofin’s systems are engineered to lift pontoons partially out of the water, reducing drag and improving speed, range, and ride comfort. This makes them an especially valuable complement to the Company’s E-Motion™ Electric Powertrain System, where optimized efficiency directly translates to longer run-times and enhanced performance.

On September 26, 2025, the Company announced a strategic non-binding initiative with Port de Plaisance La Ronde to develop a technological and commercial hub dedicated to experience electric boating and activities on Île Sainte-Hélène, in Montreal and near Montréal–Trudeau International Airport. The project calls for the creation of an electric boating hub, bringing together a sales and distribution center, a technical and commercial training platform, and an expertise center to foster the adoption of electric propulsion in the marine industry.

On September 29, 2025, the Company announced the execution of a distribution agreement with Taiga Motors Inc. to serve as the exclusive dealer and authorized service provider for Taiga’s electric personal watercraft in major Florida markets. Under the agreement, NVG will have exclusive rights to distribute Taiga Motors Inc.’s electric personal watercraft across key Florida counties, including Miami-Dade, Broward, Palm Beach, and Hillsborough.

On September 30, 2025, the Company announced the world debut of the first dual application of the E-Motion™ Electric Powertrain System in partnership with STERK. The Sterk 31e dual integration expands the Company’s portfolio of 24 completed integrations of the E-Motion™ Electric Powertrain System across multiple recreational boating platforms, underscoring its unmatched expertise.

On October 10, 2025, the Company announced the sale of the property on which a NVG dealership is located at 300 U.S. Highway 1 in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $2.03 million in net proceeds from the sale.

On October 23, 2025, the Company announced the sale of the property on which a NVG dealership is located at 139 Shore Court in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $1.83 million in net proceeds from the sale. With the closing of this sale in conjunction the closing of the sale of 300 U.S. Highway 1, the contingent conditions associated with the Real Estate Note were satisfied, and the Company, accordingly, will issue a $2.0 million convertible note to Roger Moore. See the terms and condition of the Real Estate Note in section 1.4 below under the heading Business Acquisition – NVG.

On November 4, 2025, Clairitec S.A.S., a French-based supplier of battery chargers to the Company, advised that it had ﬁled a Notice of Civil Claim with the Commercial Tribunal of Bordeaux, France. The Claim alleges breach of contract, by the Company, of the supply contract it had entered with Clairitec S.A.S. on or about June 23, 2023, for the development and supply of battery chargers (the “Claim”). The stated amount of the Claim is €398,050 ($470,415). The Company believes the Claim is without merit and intends to vigorously defend itself against the Claim. Based on the Company's assessment of the facts and circumstances, the Company believes the likelihood of an unfavorable outcome is remote. No amounts have been accrued as the Company believes the likelihood of loss is remote.

On November 4, 2025, the Company announced the filing of its thirteenth patent application related to its E-Motion™ Electric Powertrain System, namely a sealed cooling-inlet assembly positioned directly on the electric outboard, providing a connection fitting that feeds the electric water pump mounted under the cowling. This configuration supports improved thermal management and ease of access for maintenance.

On November 5, 2025, the Company announced the selection of BRP Electrification Engineering Services to provide targeted resources to help advance performance and accelerate next-generation development within the Company’s propulsion platform. The engagement complements the Company’s leadership in marine-specific electrification with additional innovation capabilities that expand its long-term roadmap.

Effective December 1, 2025, the Company acquired certain operating assets and assumed certain liabilities of Liquid Retailers, LLC (“Liquid Retailers”), a Florida-based specialty watersports retailer operating under the name Liquid Surf & Sail. The acquisition supports the Company’s strategy to expand its retail footprint and enhance NVG’s watersports product offering in the Florida market. No cash consideration was paid for the acquisition as the Company assumed $363,034 in liabilities and acquired $172,099 in assets, resulting in the recognition of $190,935 of goodwill.

On December 9, 2025, the Company announced that NVG had entered into a commercial lease and purchase option agreement for the marina property that it currently leases at 4470 Ravenswood Road in Dania Beach, Florida, known as the Anglers Avenue Marine Center. This location secures a strategic waterfront asset in Fort Lauderdale, a central point of consumer activity in the region.

On February 2, 2026, the Company announced the launch of Specter, a flagship electric 26’6” tritoon platform. Specter represents the next phase of the Company’s product roadmap and serves as a reference platform for its high-voltage electric propulsion strategy spanning 26’6”, dual console, dual 10” seamless touch screens.

On February 6, 2026, the Company announced the development of Project Pelagos, an AI-driven customer intelligence and revenue operations platform for its marine retail subsidiary, NVG. Project Pelagos is being designed to strengthen execution, coordination, and customer experience across the NVG retail network by embedding artificial intelligence directly into sales and aftersales operations. Built on an enterprise CRM foundation and enhanced with a proprietary AI and data orchestration layer, the platform is intended to support improved prioritization, greater operational visibility, and more coordinated customer management workflows.

On February 10, 2026, the United States Patent and Trademark Office granted two U.S. patents related to its E-Motion™ Electric Powertrain System following applications filed in 2024, namely U.S. Patent No. 12,549,532 “Cryptographic Authentication of Components in an Electric Vessel” (VM1001US01) and U.S. Patent No. 12,548,842 “Battery Pack for an Electric Marine Vessel” (VM1004US01).

On February 12, 2026, the Company announced the filing of its fourteenth patent application related to its E-Motion™ Electric Powertrain System, namely a structural integration system that enables electric motors to be mechanically paired with conventional outboard assemblies while maintaining precise alignment and load management under marine operating conditions. The patent addresses a critical interface within electric outboard design, supporting reliable torque transfer and long-term durability without requiring proprietary lower units.

On February 19, 2026, the Company announced the filing of its fifteenth patent application related to its E-Motion™ Electric Powertrain System, namely a modular mechanical integration system designed to enable electric motors to be paired with conventional outboard lower units while accommodating alignment tolerances and operational loads encountered in marine environments. The invention addresses a key interface within electric outboard design, offering reliable torque transfer, long-term durability, and quiet operation without requiring proprietary lower units.

On March 23, 2026, the Company announced that its subsidiary, NVG, entered into a distributorship agreement to represent AIATA boats across the State of Florida. The agreement establishes NVG as the exclusive distributor for AIATA in Florida, bringing the AIATA boat brand into the largest recreational boating market in the world.

On March 30, 2026, the Company announced that its subsidiary, NVG, had entered into a strategic dealership agreement with Twin Vee PowerCats Co. (“Twin Vee”), securing exclusive distribution rights for Broward County, Florida. Twin Vee brings established manufacturing scale to the partnership, with a product lineup spanning 12 models ranging from 22 to 40 feet and production capacity of over 700 boats annually.

Financings

During the six-month period ended February 28, 2026 as well as the period up to the filing date of this MD&A, the Company issued the following securities:

During the six-month period ended February 28, 2026, the Company issued a total of 22,541 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company.

On December 19, 2025, the Company issued 481,251 Voting Common Shares and 318,750 Pre-Funded Warrants as part of a public offering for a total cash consideration of $5,885,995, net of transaction costs of $842,707. The Pre-Funded Warrants are exercisable upon the payment of the remaining exercise price of CAN$0.001 per common share As part of this offering, the Company also issued 400,008 common warrants to the participating investors of this offering and 40,001 placement agent warrants to the placement agent. All common warrants and placement agent warrants are exercisable at $15.00 per Voting Common Share.

In December 2025, 318,750 Pre-Funded Warrants were exercised in exchange for 318,750 Voting Common Shares. Gross proceeds from the exercise of the Pre-Funded Warrants amounted to approximately $9,000.

On January 14, 2026, the Company implemented a reverse stock split, consolidating every 40 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 71,416 Voting Common Shares.

During the six-month period ended February 28, 2026, the Company issued 204,936 Voting Common Shares as part of an “at the market” placement offering for a total cash consideration of $506,608, net of transaction costs of $53,467.

During the months of March and April 2026, the Company issued a total of 1,000 Voting Common Shares to third parties in exchange for marketing services provided to the Company.

During the months of March and April 2026, the Company issued 338,053 Voting Common Shares as part of an “at the market” placement offering for total gross proceeds of $802,875 less transaction costs of $24,086.

Incentive Stock Options

During the six-month period ended February 28, 2026, the Company did not grant any stock options.

During the six-month period ended February 28, 2026, 6 options expired.

Restricted share unit (“RSU”) plan

On September 17, 2025, the Company adopted a RSU Plan pursuant to which restricted share units (“RSUs”) may be granted to directors, officers, employees and consultants of the Company and its affiliates. Each RSU represents the right to receive one common share of the Company, issued from treasury, or, in limited circumstances, a cash equivalent, upon vesting. RSUs do not confer voting rights or dividend rights prior to vesting. The RSU Plan is administered by the Board of Directors, which determines the eligible participants, the number of RSUs granted, and the applicable vesting conditions. The maximum number of common shares issuable under the RSU Plan, together with other security-based compensation arrangements, is subject to shareholder and regulatory approval and prescribed plan limits.

On September 25, 2025, the Company granted 12,500 RSUs to Alexandre Mongeon, its Chief Executive Officer, pursuant to an individual RSU agreement entered into under the RSU Plan. The RSUs vest upon the achievement and maintenance of specified market-capitalization thresholds, measured based on the Company’s public market capitalization at the close of trading over ten consecutive trading days, as follows:

Market capitalization threshold	Number of RSUs vesting
$15 million or more	3,750
$25 million or more	3,750
$35 million or more	5,000

Unvested RSUs generally forfeit upon termination for cause or voluntary resignation without good reason. In the event of termination without cause, resignation with good reason, death or disability, unvested RSUs remain outstanding and eligible to vest in accordance with their original terms. All unvested RSUs vest immediately upon a change of control of the Company.

1.3       Selected Annual Financial Information

	Year Ended August 31, 2025	Year Ended August 31, 2024	Year Ended August 31, 2023
	$	$	$
Revenue	13,832,556	2,789,650	4,201,685
Gross Profit	4,766,494	1,101,543	1,138,105

Expenses	(26,410,605)	(11,663,749)	(16,850,465)

Income/(Loss) before Tax	(21,644,111)	(10,562,206)	(15,712,360)

Income Taxes	7,882	(179,035)	(207,580)

Total comprehensive income (loss)	(21,267,257)	(10,358,789)	(15,805,844)
Basic & Diluted Earnings (Loss) per Share	(978.89)	(39,782.26)	(82,913.26)

Balance Sheet
Working Capital Surplus (Deficit)(1)	9,277,798	524,845	(1,419,939)
Total Assets	69,913,257	8,456,101	17,843,450
Total Long-Term Liabilities	11,767,024	366,879	1,546,877

(1) Working capital surplus (deficit) is calculated using current assets less current liabilities

1.4 Results of Operations for the three-month period ended February 28, 2026

Following the acquisition of NVG on June 20, 2025, the Company now operates with two reportable segments:

-	VM Segment which includes the legacy operations of the Company before the NVG acquisition.
-	NVG Segment which includes the acquired operations of NVG and Liquid Retailers.

Selected financial information by segment for the three-month periods ended February 28, 2026 and 2025 are provided below:

	February 28, 2026			February 28, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	251,020	12,438,392	12,689,412	48,788	—	48,788
Sales of parts and maintenance	15,990	1,703,348	1,719,338	7,303	—	7,303
Boat rental revenues	32,800	5,033	37,833	18,918	—	18,918
Sale of powertrain systems	84,901	—	84,901	—	—	—

Revenues	384,711	14,146,773	14,531,484	75,009	—	75,009

Gross profit (loss)	(24,937)	4,422,405	4,397,468	(3,890)	—	(3,890)
Gross profit (loss) percentage	(6)%	31%	30%	(5)%	N/A	(5)%

Net loss before taxes	(434,278)	(1,439,643)	(1,873,921)	(2,590,133)	—	(2,590,133)
Adjustments for:
Depreciation and amortization	103,233	762,940	866,173	83,883	—	83,883
Share-based compensation	22,832	—	22,832	10,089	—	10,089
Net finance expense (income)	(1,829,049)	673,943	(1,155,106)	(480,335)	—	(480,335)

EBITDA*	(2,137,262)	(2,760)	(2,140,022)	(2,976,496)	—	(2,976,496)

*EBITDA is defined as earnings or loss before interest, taxes, depreciation and amortization. This is a measure of performance that is not defined under IFRS and is, therefore, unlikely to be comparable to similar measures presented by other companies. Management believes EBITDA is useful to investors because it provides a supplemental measure of operating performance that excludes non-cash charges and financing costs, allowing for more meaningful comparison of core operating results across periods. However, EBITDA has limitations as an analytical tool, including that it does not reflect: (i) cash requirements for capital expenditures or contractual commitments; (ii) changes in working capital; (iii) interest expense or cash requirements for debt service; or (iv) tax payments. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations, or other measures prepared in accordance with IFRS. This measure is used by management in assessing the operating results of the Company and is reconciled with the performance measures defined under IFRS. Reconciliations of this measure is provided in the table above.

Revenue for the three-month period ended February 28, 2026 was $14,531,484 (February 28, 2025: $75,009). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, revenues for the current period would have been $384,711. The increase of 413% for the VM segment resulted from a 376% increase in revenues from the sale of electric boats and parts, a 73% increase in revenues from the Company’s rental operations and the sale of an E-Motion™ Electric Powertrain System in the current quarter.

The Company’s gross profit for the three-month period ended February 28, 2026 increased to $4,397,468 (February 28, 2025: gross loss of $3,890). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, gross loss for the current period would have been $24,937. The increase for the VM segment is due primarily to timing differences between revenue recognition and associated cost absorption, including deliveries of units with higher landed costs and delayed realization of higher-margin inventory.

During the three-month period ended February 28, 2026, the Company incurred a net loss before taxes of $1,873,921 (February 28, 2025: $2,590,133). Excluding the effects of the NVG acquisition, the net loss before taxes for the current period would have been $434,278. The decrease in net loss before taxes for the VM segment was due primarily to a decrease in total operating costs coupled with an increase in gains recognized on mark to market valuations of the Company’s derivative liabilities at each balance sheet date.

During the three-month period ended February 28, 2026, the Company incurred an EBITDA loss of $2,140,022 (February 28, 2025: $2,976,496). Excluding the effects of the NVG acquisition, EBITDA for the current period attributable to the VM segment would have been a loss of $2,137,162. The decrease in EBITDA loss was driven primarily by lower operating costs. Notably, the NVG segment generated an EBITDA loss of $2,760 during the period, effectively operating at breakeven. This performance reflects the underlying strength of NVG’s operating model and supports management’s expectation that the segment will contribute positively to EBITDA as operational efficiencies and scale continue to be realized.

Overall, the Company’s operating expenses for the three-month period ended February 28, 2026 were $7,426,495 (February 28, 2025: $3,066,578). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, total operating expenses for the current period would have been $2,238,390, a decrease of 27% for the VM segment. The detailed breakdown of the operating expenses by segment is provided below:

	February 28, 2026			February 28, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	142,315	—	142,315	565,648	—	565,648
Office salaries and benefits	608,036	1,969,065	2,577,101	674,017	—	674,017
Selling and marketing expenses	575,520	1,226,498	1,802,018	759,290	—	759,290
Professional fees	407,834	128,546	536,380	638,398	—	638,398
Office and general	378,620	1,101,056	1,479,676	335,253	—	335,253
Depreciation and amortization	103,233	762,940	866,173	83,883	—	83,883
Share-based compensation	22,832	—	22,832	10,089	—	10,089

Total operating expenses	2,238,390	5,188,105	7,426,495	3,066,578	—	3,066,578

The following variances were observed for the VM segment for the three-month period ended February 28, 2026:

●	Research and development costs for the three-month period ended February 28, 2026 were $142,315 (February 28, 2025: $565,648). The decrease is due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period.
●	Office salaries and benefits for three-month period ended February 28, 2026 were $608,036 (February 28, 2025: $674,017). The decrease is primarily attributable to higher bonus payouts in the prior year period that did not recur in the current period. As a result, compensation expenses in the current quarter reflect a more normalized level of salary and incentive compensation.
●	Selling and marketing expenses for the three-month period ended February 28, 2026 decreased to $575,520 (February 28, 2025: $759,290). The decrease was primarily driven by integration efficiencies following the acquisition of NVG, which enabled the Company to leverage NVG’s established marketing infrastructure. This reduced the need for standalone marketing spend while increasing overall event participation, demonstrating the scalability of the combined platform and improved return on marketing investment.
●	Professional fees for the three-month period ended February 28, 2026 were $407,834 (February 28, 2025: $638,398). The decrease was driven primarily by the absence of capital-raising activities in the current quarter, whereas the prior-year period included elevated legal and advisory costs associated with financing transactions.
●	Office and general expenses for the three-month period ended February 28, 2026, were $378,620 (February 28, 2025: $335,253). The increase is due to increased operations in Florida for integration and governance purposes following the acquisition of NVG.
●	Share-based compensation for the three-month period ended February 28, 2026 increased to $22,832 (February 28, 2025: $10,089). The costs include past grants of stock options which are recognized when the stock options are vested and past grants of RSUs which are recognized over the requisite service period for expected achievement of market-based performance conditions. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For RSU grants, the Company recognizes compensation expense based on the fair value at the date of grant using the Monte Carlo simulation model.
●	Net finance income for the three-month period ended February 28, 2026 amounted to $1,829,049 (February 28, 2025: $480,335). This fluctuation was caused primarily by mark to market valuations of the Company’s derivative liabilities at each balance sheet date.

1.5 Results of Operations for the six-month period ended February 28, 2026

Selected financial information by segment for the six-month periods ended February 28, 2026 and 2025 are provided below:

	February 28, 2026			February 28, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	380,321	27,006,467	27,386,788	112,541	—	112,541
Sales of parts and maintenance	38,387	2,619,465	2,657,852	29,760	—	29,760
Boat rental revenues	76,283	18,504	94,787	34,918	—	34,918
Sale of powertrain systems	84,901	—	84,901	—	—	—

Revenues	579,892	29,644,436	30,224,328	177,219	—	177,219

Gross profit (loss)	77,415	8,518,392	8,595,807	(40,114)	—	(40,114)
Gross profit (loss) percentage	13%	29%	29%	(23)%	N/A	(23)%

Net loss before taxes	(2,786,399)	(3,409,129)	(6,195,528)	(3,711,531)	—	(3,711,531)
Adjustments for:
Depreciation and amortization	205,820	1,436,869	1,642,689	167,905	—	167,905
Share-based compensation	44,111	—	44,111	23,220	—	23,220
Net finance expense (income)	(1,716,035)	1,734,023	17,988	(1,487,453)	—	(1,487,453)

EBITDA*	(4,252,503)	(238,237)	(4,490,740)	(5,007,859)	—	(5,007,859)

*EBITDA is defined as earnings or loss before interest, taxes, depreciation and amortization. This is a measure of performance that is not defined under IFRS and is, therefore, unlikely to be comparable to similar measures presented by other companies. This measure is used by management in assessing the operating results of the Company and is reconciled with the performance measures defined under IFRS. Reconciliations of this measure is provided in the table above.

Revenue for the six-month period ended February 28, 2026 was $30,224,328 (February 28, 2025: $177,219). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, revenues for the current period would have been $579,892. The increase of 227% for the VM segment resulted from a 194% increase in revenues from the sale of electric boats and parts, a 118% increase in revenues from the Company’s rental operations and the sale of an E-Motion™ Electric Powertrain System in the current quarter.

The Company’s gross profit for the six-month period ended February 28, 2026 increased to $8,595,807 (February 28, 2025: gross loss of $40,114). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, gross profit for the current period would have been $77,415. The increase in gross profit for the period for the VM segment is due primarily to the increase in sale of boats as well as a product mix of sales that was skewed more towards high margin boat brands, particularly in the first quarter of the current year.

During the six-month period ended February 28, 2026, the Company incurred a net loss before taxes of $6,195,528 (February 28, 2025: $3,711,531). Excluding the effects of the NVG acquisition, the net loss before taxes for the current period would have been $2,786,399. The decrease in net loss before taxes for the VM segment was due primarily to a decrease in total operating costs coupled with an increase in gains recognized on mark to market valuations of the Company’s derivative liabilities at each balance sheet date.

During the six-month period ended February 28, 2026, the Company incurred an EBITDA loss of $4,490,740 (February 28, 2025: $5,007,859). Excluding the effects of the NVG acquisition, EBITDA for the current period attributable to the VM segment would have been a loss of $4,252,503. The decrease in EBITDA loss was driven primarily by lower operating costs.

Overall, the Company’s operating expenses for the six-month period ended February 28, 2026 were $14,773,347 (February 28, 2025: $5,158,870). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, total operating expenses for the current period would have been $4,579,849, a decrease of 11% for the VM segment. The detailed breakdown of the operating expenses by segment is provided below:

	February 28, 2026			February 28, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	219,013	—	219,013	747,549	—	747,549
Office salaries and benefits	1,241,339	3,890,109	5,131,448	1,026,390	—	1,026,390
Selling and marketing expenses	1,125,088	2,321,139	3,446,227	1,151,128	—	1,151,128
Professional fees	1,025,506	239,914	1,265,420	1,438,218	—	1,438,218
Office and general	718,972	2,305,467	3,024,439	604,460	—	604,460
Depreciation and amortization	205,820	1,436,869	1,642,689	167,905	—	167,905
Share-based compensation	44,111	—	44,111	23,220	—	23,220

Total operating expenses	4,579,849	10,193,498	14,773,347	5,158,870	—	5,158,870

The following variances were observed for the VM segment for the six-month period ended February 28, 2026:

●	Research and development costs for the six-month period ended February 28, 2026 were $219,013 (February 28, 2025: $747,549). The decrease is due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period.
●	Office salaries and benefits for six-month period ended February 28, 2026 were $1,241,339 (February 28, 2025: $1,026,390). The increase is due primarily to increased lodging and other relocation costs related to the move of certain executives from Canada to Florida, as well as increased staffing in Florida for integration and governance purposes following the acquisition of NVG.
●	Selling and marketing expenses for the six-month period ended February 28, 2026 decreased to $1,125,088 (February 28, 2025: $1,151,128) The decrease was primarily driven by integration efficiencies following the acquisition of NVG, which enabled the Company to leverage NVG’s established marketing infrastructure. This reduced the need for standalone marketing spend while increasing overall event participation, demonstrating the scalability of the combined platform and improved return on marketing investment.
●	Professional fees for the six-month period ended February 28, 2026 were $1,025,506 (February 28, 2025: $1,438,218). The decrease was driven primarily by the absence of capital-raising activities in the current quarter, whereas the prior-year period included elevated legal and advisory costs associated with financing transactions.
●	Office and general expenses for the six-month period ended February 28, 2026, were $718,972 (February 28, 2025: $604,460). The increase is due to increased operations in Florida for integration and governance purposes following the acquisition of NVG.
●	Share-based compensation for the three-month period ended February 28, 2026 increased to $44,111 (February 28, 2025: $23,220). The costs include past grants of stock options which are recognized when the stock options are vested and past grants of RSUs which are recognized over the requisite service period for expected achievement of market-based performance conditions. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For RSU grants, the Company recognizes compensation expense based on the fair value at the date of grant using the Monte Carlo simulation model.
●	Net finance income for the six-month period ended February 28, 2026 amounted to $1,716,035 (February 28, 2025: $1,487,453). This fluctuation was caused primarily by mark to market valuations of the Company’s derivative liabilities at each balance sheet date.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and sell boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2023, the Company raised net proceeds of $9,287,254 while, during the year ended August 31, 2024, the Company raised net proceeds of $6,197,656. During the fiscal year ended August 31, 2025, the Company raised net proceeds of $25,103,817. During the six-month period ended February 28, 2026, the Company raised net proceeds of $9,259,809. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its products do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company generated net loss before tax of $6,195,528 and net loss of $6,177,473 during the six-month period ended February 28, 2026 and has a cash balance and a working capital surplus of $4,061,703 and $9,966,737, respectively, as at February 28, 2026. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026.

As of April 14, 2026, the Company had 1,560,684 issued and outstanding common shares and 2,040,467 on a fully diluted basis.

The Company had $9,966,737 of working capital surplus as at February 28, 2026 compared to $9,277,798 working capital surplus as at August 31, 2025. The increase in working capital surplus during the six-month period ended February 28, 2026 resulted from the cash provided by operations of $366,723 (February 28, 2025: cash used in operations of $8,321,286); cash provided by investing activities of $3,457,893 (February 28, 2025: cash used in investing activities of $61,677) resulting primarily from $3,833,603 of net proceeds received following the sale of two real estate properties held by the former shareholders of NVG (see section 1.9 below for details) which was partially offset by additions to property, equipment and intangibles of $403,326 (February 28, 2025: $61,677); cash used in financing activities of $7,181,692 (February 28, 2025: cash provided by financing activities of $18,949,952), caused by the repayment of lease liabilities of $1,371,619 (February 28, 2025: $50,959), the repayment of long-term debt of $798,505 (February 28, 2025: $272,693), and the repayment of floor plan financing of $14,491,243 (February 28, 2025: nil) which was partially offset by the issuance of various securities of $9,259,809 (February 28, 2025: $19,141,579), an increase in long-term debt of $251,620 (February 28, 2025: $207,161), and an increase in floor plan financing of $132,102 (February 28, 2025: nil).

1.7 Capital Resources

As at February 28, 2026, the Company had cash of $4,061,703 (August 31, 2025: $7,418,779).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Notes 13 and 25 of the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Proceeds receivable from related parties

Under the Real Estate Agreement entered into concurrently with the acquisition of NVG, the Company is entitled to recover value from six real estate properties owned by Marine Ventures LLC and other related entities, either through:

(i)	receipt of net cash proceeds upon sale to third parties; or
(ii)	non-cash settlement through the transfer of the underlying properties to the Company at fair market value, net of outstanding mortgage balances and transaction costs.

The Proceeds receivable from related parties represents the Company’s contractual right to recover value through either of these settlement mechanisms and, accordingly, is presented as a financial asset rather than as real estate or investment property until settlement occurs.

As at the acquisition date of June 20, 2025, the Company recognized Proceeds receivable from related parties of $10,389,917, representing the fair value of its right to receive such proceeds. As at August 31, 2025, the balance of Proceeds receivable from related parties remained $10,389,917.

In October 2025, two of the six properties were sold by Marine Ventures LLC, resulting in the receipt of net cash proceeds of $3,833,603 during the three-month period ended November 30, 2025. Following these transactions, the non-interest-bearing demand note receivable from Marine Ventures LLC was fully settled, and the remaining balance of $6,556,314 represents a contingent receivable related to the remaining properties.

As at February 28, 2026, the fair value of the Proceeds receivable from related parties was $6,556,314, which is disaggregated by expected settlement mechanism as follows:

	Number of	Discounted receivable
Expected settlement mechanism	properties	$
Sale to third party (cash settlement)	1	4,220,770
Transfer to the Company (non-cash settlement)	3	2,335,544
Total Proceeds receivable from related party	4	6,556,314

For properties expected to be sold to third parties, the receivable reflects estimated net cash proceeds based on fair market value, less outstanding mortgage balances, selling commissions and transaction costs, discounted to present value based on the expected timing of sale.

For properties expected to be transferred to the Company rather than sold to third parties, collectability is achieved through delivery of the underlying real estate assets measured at fair value, rather than through external liquidation. This settlement mechanism does not impair collectability, as the Company ultimately recovers value equivalent to the receivable through acquisition of identifiable real estate assets.

Because the cash flows associated with the Proceeds receivable from related parties are not solely payments of principal and interest, the contingent receivable is measured at fair value through profit or loss in accordance with IFRS 9.

At February 28, 2026, the fair value of $6,556,314 reflected:

•	management’s estimate of expected net proceeds or fair value of properties to be transferred;
•	the expected timing of settlement, ranging from April 2026 to November 2026;
•	probability-weighted outcomes consistent with market participant assumptions; and
•	discounting of estimated cash flows using credit-adjusted discount rates ranging from approximately 18.5% to 18.6%.

Although updated valuation work indicates potential upside relative to the current carrying amount, management has concluded that it would not be appropriate to recognize any increase in the receivable at February 28, 2026 due to the absence of corroborating transactional evidence, such as executed sale agreements or completed property transfers, as of the reporting date.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the acquisition date.

Right of use assets and lease liabilities

The Company leases four properties from Marine Ventures LLC. These leases are accounted for as right-of-use assets and lease liabilities. As at February 28, 2026, the right-of-use asset for these leases was $5,592,816 [August 31, 2025 – $6,360,457] and the lease liability was $5,738,349 [August 31, 2025 – $6,290,920].

Related party transactions and balances

The following table summarizes the Company’s related party transactions for the period:

	Three-month period ended February 28, 2026	Three-month period ended February 28, 2025	Six-month period ended February 28, 2026	Six-month period ended February 28, 2025
	$	$	$	$
Expenses
Research and development
Mac Engineering, SASU	—	201,604	—	997,479
Interest expense
Roger Moore	82,618	—	149,248	—
Rent expense
California Electric Boat Company	52,894	49,666	103,625	97,885
Marine Ventures LLC	—	—	143,720	—
Income booked through Contributed Surplus
Management fees
Marine Ventures LLC	—	—	159,269	—

The following table summarizes the remuneration paid to directors and key management of the Company:

	Three-month period ended February 28, 2026	Three-month period ended February 28, 2025	Six-month period ended February 28, 2026	Six-month period ended February 28, 2025
	$	$	$	$
Salaries and benefits	453,128	259,128	891,140	514,399
Share-based payments – capital stock	—	24,179	29,588	87,850
Share-based payments – RSUs	17,873	—	30,980	—
Share-based payments – stock options	2,578	4,194	6,570	11,883
	473,579	287,501	958,278	614,132

The amounts due to and from related parties are as follows:

	As at February 28, 2026	As at August 31,2025
	$	$
Amounts due from related parties included in share subscription receivable
9335-1427 Quebec Inc.	18,326	18,193
Alexandre Mongeon	10,409	10,333
	28,735	28,526

Amounts due to (from) related parties
Alexandre Mongeon	(12,133)	—
Roger Moore	50,000	—
Jesse Coors	25,000	—
	62,867	—

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	23,077	16,946
Raffi Sossoyan	7,663	7,277
Roger Moore*	20,806	19,520
Maxime Poudrier	5,769	-
Daniel Rathe	6,154	6,154
1925 Holiday Holdings LLC	82,251	—
Palm City Marine LLC	21,264	—
NVPB Marina Holdings LLC	24,973	—
NV FL 1440 Holdings LLC	69,937	—
NV FL Holdings LLC	250,354	—
	512,248	49,897

*includes interest payable at February 28, 2026 of $7,344 (August 31, 2025 - $6,058)

	As at February 28, 2026	As at August 31,2025
	$	$
Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC	—	3,422,154
Contingent receivable from Marine Ventures LLC	6,556,314	6,967,763
	6,556,314	10,389,917

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 16)	3,109,769	3,111,810
Subsequent Convertible Note due to Roger Moore (note 16)	754,529	653,262
Real Estate Note due to Roger Moore (note 16)	1,490,010	1,283,434
	5,354,308	5,048,506

Amounts due from related parties included in share subscription receivable, amounts due to (from) related parties and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates in the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 3 of the Company’s interim condensed consolidated financial statements for the three-month and six month periods ended February 28, 2026. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2025, except for the adoption of the amendments to IAS 21 Effect of variations in exchange rates - Lack of interchangeability on September 1, 2025 as described in Note 3 of the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at February 28, 2026 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at February 28, 2026.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at February 28, 2026, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s interim condensed consolidated financial statements as at and for the three-month and six-month periods ended February 28, 2026 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the six-month period ended February 28, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Notes 16 and 22 to the Company’s interim condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2026.

1.15 Additional Information

HEAD OFFICE	CAPITALIZATION

730 Boulevard du Cure-Boivin	(as at April 14, 2026)
Boisbriand, Quebec
J7G 2A7	Voting Common Shares Authorized: Unlimited
Canada
Voting Common Shares Issued: 1,560,684
Tel: (450) 951 - 7009

Email: admin@v-mti.com

OFFICERS & DIRECTORS

Steve P. Barrenechea	AUDITORS
Director

M&K CPAS, PLLC
Dr. Philippe Couillard	24955 Interstate-45 N.
Director	Suite 400
The Woodlands, Texas, 77380
Luisa Ingargiola	U.S.A
Director

Pierre-Yves Terrisse
Director

Alexandre Mongeon,
Chief Executive Officer and Director

Maxime Poudrier	U.S. LEGAL COUNSEL
Chief Operating Officer
Ortoli Rosenstadt LLP
Daniel Rathe	366 Madison Avenue
Chief Technical Officer	3rd Floor
New York, New York, 10017
Raffi Sossoyan, CPA	U.S.A.
Chief Financial Officer